82-34735

Press release

from ASSA ABLOY AB (publ) 16 May 2006 no:10/06



SUPPL

ASSA ABLOY acquires European card manufacturer

ASSA ABLOY Identification Technology (ITG) has acquired Schwab & Partner Group, a leading European producer of contactless cards for the ski, public transportation and access control markets.

Schwab & Partner was founded in 2000 and has since then grown to become one of Europe's largest card manufacturers. From a manufacturing base in Innsbruck, Austria, it serves mainly the Central European segments for loyalty, hotels, ski, public transportation, event ticketing and access control. The company has approximately 80 employees.

With the acquisition, ASSA ABLOY ITG will strengthen its contactless card manufacturing and customization capacity, shorten delivery times as well as enable the global sales forces to offer greater variety of technology cards.

Schwab & Partner's annual sales amount to EUR 13M with a good EBIT-margin and the acquisition is expected to be EPS accretive from the date of the acquisition.

Further information can be obtained from

Martin Hamner, Director of Investor Relations and Group Controller, Tel: +46 8 506 485 79

ASSA ABLOY
The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com

ASSA ABLOY is the world's leading manufacturer and supplier of locking solutions, meeting tough end-user demands for safety, security and user friendliness. The Group has some 30,000 employees and annual sales of about EUR 3 billion.